Exhibit 99.4
AGREEMENT AND PLAN OF MERGER
OF
DHM HOLDING COMPANY, INC.
a Delaware corporation
WITH AND INTO
DOLE FOOD COMPANY, INC.
a Delaware corporation
This Agreement and Plan of Merger is entered into as of October 27, 2009, between DHM Holding Company, Inc., a Delaware corporation (“Holdings”), and its wholly-owned subsidiary Dole Food Company, Inc., a Delaware corporation (“Dole”) pursuant to Section 251 of the Delaware General Corporation Law, and as adopted and recommended by the Boards of Directors of each corporation and as approved by the stockholders of each corporation:
1. Holdings, the disappearing corporation, shall be merged with and into its wholly-owned subsidiary, Dole, the surviving corporation. The merger shall become effective as of 1:00 AM, eastern time, on October 28, 2009 as specified in the certificate of merger (the “Certificate of Merger”) to be duly filed with the Secretary of State of the State of Delaware (the time the Merger becomes effective being the “Effective Time”).
2. The separate existence of Holdings shall cease upon the Effective Time of the merger.
3. The Certificate of Incorporation of Dole shall be amended and restated in the form attached hereto as Exhibit A and shall be filed with the Secretary of State of the State of Delaware with the Certificate of Merger, and as so amended and restated, shall be the Certificate of Incorporation of the surviving corporation and shall continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the Delaware General Corporation Law.
4. The by-laws of Dole Food Company, Inc., at the Effective Time of the merger shall be the by-laws of the surviving corporation and shall continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the Delaware General Corporation Law and the Certificate of Incorporation of the surviving corporation.
5. The directors and officers in office of Dole Food Company, Inc., at the Effective Time of the merger shall continue as the directors and officers of the surviving corporation, all of whom shall hold such positions until tenure is otherwise terminated in accordance with the Certificate of Incorporation and the by-laws of the surviving corporation.

6. At the Effective Time (A) each issued and outstanding share of Dole owned by Holdings shall, by virtue of the merger and without any action upon the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, (B) each issued and outstanding share of Dole owned by any person other than Holdings shall, by virtue of the merger and without any action upon the part of the holder thereof, be split into 53,085.2 shares of common stock and shall remain outstanding as the shares of the surviving corporation and (C) each issued and outstanding share of Holdings shall, by virtue of the merger and without any action upon the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
7. In accordance with Section 251(d) of the Delaware General Corporation Law, at any time prior to the time that this agreement (or a certificate of merger in lieu thereof) filed with the Secretary of State becomes effective in accordance with Section 103 of the Delaware General Corporation Law, the agreement may be terminated by the Board of Directors of any constituent corporation notwithstanding approval of the agreement by the stockholders of all or any of the constituent corporations; in the event the agreement of merger is terminated after the filing of the agreement (or a certificate in lieu thereof) with the Secretary of State but before the agreement (or a certificate in lieu thereof) has become effective, a certificate of termination of merger shall be filed in accordance with Section 103 of the Delaware General Corporation Law. The boards of directors of the constituent corporations may amend the agreement at any time prior to the time that the agreement (or a certificate in lieu thereof) filed with the Secretary of State becomes effective in accordance with Section 103 of the Delaware General Corporation Law, provided that an amendment made subsequent to the adoption of the agreement by the stockholders of any constituent corporation shall not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or on conversion of all or any of the shares of any class or series thereof of such constituent corporation, (2) alter or change any term of the certificate of incorporation of the surviving corporation of the surviving corporation to be effected by the merger, or (3) alter or change any of the terms and conditions of the agreement if such alteration or change would adversely affect the holders of any class or series thereof of such constituent corporation; in the event the agreement of merger is amended after the filing thereof with the Secretary of State but before the agreement has become effective, a certificate of amendment of merger shall be filed in accordance with Section 103 of the Delaware General Corporation Law.
8. If at any time after the Effective Time of the merger it shall be necessary or desirable to take any action or execute, deliver or file any instrument or document in order to vest, perfect or confirm of record in the surviving corporation the title to any property or any rights of Holdings, or otherwise to carry out the provisions of this Agreement, the directors and officers of the surviving corporation are hereby authorized and empowered on behalf of Holdings and in its name to take such action and execute, deliver and file such instruments and documents.
9. As of the Effective Time of the merger, the surviving corporation shall thereupon and thereafter possess all rights, privileges, immunities, licenses and permits (whether of a public or private nature) of Holdings; and all property (real, personal and mixed), all debts due on whatever account, all choses in action and all and every other interest of or belonging to or due to Holdings shall continue and be taken and deemed to be transferred to and vested in the surviving corporation, without further act or deed; and the surviving corporation shall thenceforth be responsible and liable for all the liabilities and obligations of Holdings.

10. The parties intend that the merger shall constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code, and shall take all steps necessary or reasonable to ensure qualification and compliance under such section.
IN WITNESS WHEREOF, each of the corporations referenced herein has caused this Agreement and Plan of Merger to be executed by an authorized officer of the respective corporation this 27th day of October, 2009.

DHM HOLDING COMPANY, INC.	DOLE FOOD COMPANY, INC.

Name:	Name:
Title:	Title:

3